Exhibit 99.1

Crescent Point Confirms Quarterly Dividend

CALGARY, AB, May 12, 2023  /CNW/ - Crescent Point Energy Corp. ("Crescent Point") (TSX: CPG) (NYSE: CPG) announces its Board of Directors has declared a quarterly cash dividend of CDN $0.10 per share to be paid on July 4, 2023 for shareholders of record on June 15, 2023.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/12/c0689.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:25e 12-MAY-23